UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Infinity Fuel Cell and Hydrogen, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> February 18, 2005

Physical address of issuer
431 A Hayden Station Road, Windsor, CT 06095

Website of issuer
www.infinityfuel.com

Name of co-issuer
Infinity Fuel Cell and Hydrogen CP SPV, LLC

Legal status of co-issuer

> ***Form***

Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 6, 2023

Physical address of co-issuer
431A Hayden Station Road, Windsor, CT 06095

Website of co-issuer
www.infinityfuel.com

Current number of employees 17

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,702,155.00	$9,898,539.00
Cash & Cash Equivalents	$210,580.00	$4,464,049.00
Accounts Receivable	$8,232.50	$2,136.00
Short-term Debt	$2,859,662.00	$8,962,600.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$6,940,614.00	$8,956,131.00
Cost of Goods Sold	$6,482,085.00	$6,043,244.00
Taxes Paid	$0.00	$123,269.00
Net Income	-$1,981,381.00	$604,181.00

ANNUAL REPORT

Infinity Fuel Cell and Hydrogen, Inc.
April 26, 2024
FORM C-AR



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Infinity Fuel Cell and Hydrogen, Inc., a Delaware Corporation (the " Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.infinityfuel.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY..5
    The Business...6
    History of the Business...6
RISK FACTORS..7

    Risks Related to the Company's Business and Industry...7
BUSINESS...11
    Description of the Business...11
    Business Plan - The Company...12
    Business Plan - The Co-Issuer...12
    The Company's Products and/or Services...13
    Markets..14
    The following discusses markets for these products...14
    Competition:..15
    Intellectual Property...16
    Governmental/Regulatory Approval and Compliance..16
    Litigation...16
    Other...16
DIRECTORS, OFFICERS AND EMPLOYEES...16
    Directors of the Company...16
    Officers of the Company...17
    Employees of the Company...18
CAPITALIZATION AND OWNERSHIP...18
    Capitalization of the Company..18
    Ownership of the Company...23
FINANCIAL INFORMATION...23
    Liquidity and Capital Resources...31
    Capital Expenditures and Other Obligations..31
    Trends and Uncertainties..31
    Summary..31
    Restrictions on Transfer...31
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST..............31
    Related Person Transactions..31
    Conflicts of Interest..32
OTHER INFORMATION...32
SIGNATURES..33

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Infinity Fuel Cell and Hydrogen, Inc. (the "Company") is a Delaware Corporation, formed on February 18, 2005.

The Company is located at 431 A Hayden Station Road, Windsor, CT 06095.

The Company's website is www.infinityfuel.com.

The information available on or through our website is not a part of this Form C-AR.

Infinity Fuel Cell and Hydrogen CP SPV, LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on September 6, 2023.

The Co-Issuer is located at 431A Hayden Station Road, Windsor, CT 06095.

The information available on or through our website is not a part of this Form C-AR. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Infinity designs, builds, tests, and delivers complete Proton Exchange Membrane, PEM, fuel cell and PEM electrolyzer systems. Our patents and proprietary technology have helped win multiple contracts with NASA, space commerce and commercial aerospace companies, and various branches of the US Military. For spacecraft, space surface operations and underwater vehicles Infinity is developing a new generation of fuel cells and electrolyzers to operate and survive in these extreme environments. We are bringing these technologies down to earth to help invent a carbon-free future. Applications include commercial aircraft fuel cells and green hydrogen electrolyzers that produce hydrogen from renewable power sources. Our mission is to enable a new generation of clean, quiet, high-performance power systems fueled by green hydrogen.

Our technological advantages include:
- Patented Non-Flow-Through hydrogen-oxygen fuel cell designs that provide simple, efficient air-independent fuel cells for space and underwater applications.
- Zero-gravity compatible fuel cell and electrolyzer designs
- The ability to directly generate high pressure hydrogen (150 BAR and above) from low pressure input water without mechanical compression
- High current density operation of fuel cells and electrolyzers
- Patented modular system regenerative fuel cell designs

History of the Business

- Infinity Fuel Cell and Hydrogen, LLC was formed on November 25, 2002. It was wholly owned by the single managing member William Smith.
- Infinity Fuel Cell and Hydrogen, Inc. was formed as a Delaware C Corporation on February 18, 2005.
- On April 5, 2005, Infinity Fuel Cell and Hydrogen, LLC changed its name to Infinity Technologies, LLC and remained a single-member LLC owned by William Smith.
- On December 11, 2006, Infinity Fuel Cell and Hydrogen, Inc. acquired Infinity Technologies, LLC, and the managing member of Infinity Technologies, LLC changed from William Smith to Infinity Fuel Cell and Hydrogen, Inc.

- Infinity Technologies, LLC, as of today, remains a wholly owned unit of Infinity Fuel Cell and Hydrogen, Inc.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any class C non-voting stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the hydrogen and fuel cell industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

We may not raise enough capital and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. In the current interest rate environment, it could be difficult to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. These percentages reflect the net proceeds received by the company from the SPV after offering commissions payable to SV Portal LLC. For further discussion, see the section entitled "Financial Discussion-Plan of Operations."

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The SPV, Infinity Fuel Cell and Hydrogen CF SPV, LLC was recently organized and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured prototypes for our fuel cells and electrolyzers. Delays or cost overruns in the development of these products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class C non-voting shares that an investor is buying have no voting rights attached to them. This means that you will have no right to influence how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You trust that management will make the best decision for the company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may possibly cease operating, and you would get nothing. Even if we sell all the common stock we are offering now, the Company may possibly need to raise more funds in the future, and if it can't get them, we might fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Information

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that late investors have. Once we meet our Target Offering Amount for this offering, we may request that an Intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new products could fail to achieve the sales projections we expect

Our growth projections assume that with an increased advertising, sales, and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products in the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior product than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns several patents, trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation by agencies such as FTC (Federal Trade Commission), the DOD (Department of Defense), NASA, and other relevant government agencies or congressional laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such time the Company may no longer want to sell certain product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-connected business, we may be vulnerable to hackers who might access our data. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or us could harm our reputation and materially negatively impact our financial condition and business.

Risk of major government and/or private contract funding-Federal Budget Bills
A portion of our funding is derived from direct government and commercial entity contracts and subcontracts with leading prime contractors. Many of these programs meet the needs of NASA, DoD and other government agencies. All of these agencies are subject to possibly changes in government policy and related allocated funding. Funding from Federal funding sources, carry certain general risks associated with continuity and with the efficient administration of the Federal budget.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other elements, the Risk Factors discussed above.

BUSINESS

Description of the Business

Infinity was founded as an LLC in 2002 and converted to a C corporation in 2005. Infinity designs, builds, tests, and delivers complete Proton Exchange Membrane, PEM, fuel cell and

PEM electrolyzer systems. Our patents and proprietary technology have helped win multiple contracts with NASA, space commerce and commercial aerospace companies, and various branches of the US Military. For spacecraft, space surface operations and underwater vehicles Infinity is developing a new generation of fuel cells and electrolyzers to operate and survive in these extreme environments. We are bringing these technologies down to earth to help invent a carbon-free future. Applications include commercial aircraft fuel cells and green hydrogen electrolyzers that produce hydrogen from renewable power sources. Our mission is to enable a new generation of clean, quiet, high-performance aerospace power systems fueled by green hydrogen.

Our technological advantages include:
- Patented Non-Flow-Through hydrogen-oxygen fuel cell designs that provide simple, efficient air-independent fuel cells for space and underwater applications.
- Zero-gravity compatible fuel cell and electrolyzer designs
- The ability to directly generate high pressure hydrogen (150 BAR and above) from low-pressure input water without mechanical compression
- High current density operation of fuel cells and electrolyzers
- Patented modular system regenerative fuel cell designs

Business Plan - The Company

We believe few current industries offer more opportunity than clean energy and space technology. Infinity is one of the few companies positioned in both sectors. We are solidifying our position as a leading supplier of air-independent fuel cells and pressurized PEM electrolyzer systems for space and underwater applications.

For example, on September 12, 2022, under a NASA funded program, our zero-gravity, air-independent fuel cell system, flew as a proof-of-concept demonstration aboard a Blue Origin New Shepard suborbital launch vehicle (same type that took William Shatner to space) , mission number NS-23. This mission had a booster launch anomaly that cut the mission short, but Infinity's system functioned as expected. It therefore became the first-ever hydrogen fuel cell to fly on a commercial launch vehicle, and the first on any space launch since the end of the U.S. space shuttle program. While this launch successfully accomplished many goals it did not reach the Karmen line that designates space and as such did not reach space altitude. However, Blue Origin offered a makeup flight.

In December 2023, Infinity launched the same test article a second time aboard Blue Origin's NS-24. This launch and Infinity's test in zero-gravity all went as expected and Infinity accomplished all objectives advancing this technology to NASA Test Readiness Level, TRL-7.

Also, our work on fuel cells for underwater drones with the Office of Naval Research and one commercial customer will lead to a dedicated product line suitable for a variety of autonomous underwater projects. Overall, our aim in the near term will be to solidify our current position in the rapidly growing markets for electrolyzers and fuel cells in space and sub-surface marine applications, while expanding our infrastructure and capabilities to build products for broader surface markets on land and sea.

Business Plan - The Co-Issuer

Infinity Fuel Cell and Hydrogen CF SPV, LLC (the "Co-Issuer") was formed by or on behalf of the Company in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's stock in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale to purchase the Company's stock;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of securities it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of securities with regard to:
    - If contemplated by the terms of the offering, the voting of the securities it holds, noting that it will only vote in accordance with such instructions; and
    - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

The Company's Products and/or Services
Products include development and early production efforts.

Current Products include:
- Air independent fuel cells for space and underwater use and
- Zero-g capable space life support units including water electrolysis oxygen generators, zero-g phase separators and Sabatier reactors

Development products include:
- Scaled-up, and cost reduced and modular high pressure electrolyzer hydrogen generator systems
- High power air breathing fuel cells for hard to decarbonize sectors including aviation, surface marine, and mobile off-grid applications.

Markets
The following discusses markets for these products.

Space Power and Life Support Market:
Fuel cells have provided electrical power for U.S. crewed spacecraft missions from Gemini to Apollo to the Space Shuttle Orbiter. All of these missions had in common the need for extended power without access to power from solar cells. As a new generation of spacecraft and lunar surface missions emerge, fuel cells are again projected to play a major role in powering these vehicles and powering planetary surface missions. Also, many of these emerging missions are planned to include crews that require life support oxygen.

The International Space Station, ISS, provides oxygen via zero-gravity compatible water electrolysis originally developed with some current Infinity team members. Infinity has been funded by a series of three NASA programs developing liquid feed zero-g compatible water electrolysis systems and we view this as another important market opportunity.

Underwater Power Market:
Underwater vehicles have a similar issue regarding power as space systems. Both must be air independent. The U.S. Navy has a focused multi-year program aimed at developing fuel cell power plants to power a new generation of Unmanned Underwater Vehicles, UUVs, and Autonomous Underwater Vehicles, AUVs.

Infinity has been, and is currently, active in this program. Once fully developed, fuel cell power systems project to extend mission times from a few days to weeks or months acting as a low-cost force multiplier. Infinity is now under contract with a commercial UUV manufacturer and with a major DoD partner.

Aircraft Fuel Cell Power Market:
Decarbonization of air travel is a major challenge and hydrogen fuel cells are envisioned to play an important role. Infinity personnel have been active in supporting the FAA in developing fuel cell expertise. Infinity views this market as a major opportunity where our AS9100 certification and overall aerospace systems knowledge are relevant.

PEM Electrolyzer Market:
Hydrogen fuel cells need fuel. Hydrogen produced by electrolysis powered by renewables, or green hydrogen, is envisioned to become a major source of this hydrogen.

As noted below all of these segments are growing rapidly and Infinity believes our fuel cell and electrolysis technology and products can play an important role in these markets. The Global Space Economy was estimated at $546 billion in 2022 and could reach $1 trillion by 2030. **** The unmanned underwater vehicle market is estimated to reach more than $7 billion by 2027 at a CAGR of 16%*** The global PEM electrolyzer market is large and growing rapidly. It is estimated to be over $7 billion in 2023 and projected to grow to $55 billion by 2032 at a CAGR of 24.1 %* The global aviation fuel cell market is projected to reach $5.7 billion by 2035 at CAGR of 10.8%**
* Source: Global Market Insights, May 2023
** Source: "Global Aircraft Fuel Cells Market - Forecast to 2035", Research and Marketing.com
*** Source: Markets and Markets,2023

*** McKinsey & Co. 2023 (Note: several other market research reports project a much higher number for this category--as high as $10 billion by 2025. Infinity currently competes only for the power source for these vehicles.)
**** Source, The Space Report, Space Foundation

Competition:
Competition comes from other Air Independent fuel cell suppliers and from other forms of energy storage such as batteries. The following addresses competition for PEM space /underwater fuel cells for both forms of competition.

Competition: H2-O2 Fuel Cells
Our direct competition is from a very limited number of other hydrogen-oxygen fuel cell companies and an indirect competitor: batteries. The following briefly details key attributes and issues of both types of competitors.

Direct Fuel Cell Competition: Infinity vs. other space/underwater fuel cell companies

Other companies active in air-independent hydrogen-oxygen fuel cells include Teledyne, Giner, Inc., and Siemens. Of these we believe only Teledyne has a zero-gravity design competitive with Infinity. Siemens has primarily delivered H2-O2 fuel cells for large, manned submarines. The proven benefits of our patented design have enabled us to be selected for multiple contracts in aerospace and underwater applications.

Indirect Competition: Fuel Cells Vs. Batteries

Both fuel cells and batteries provide clean, quiet electrical power. For spacecraft, batteries combined with solar power are a baseline power source for any spacecraft mission where solar illumination is possible and where the amount of energy to be stored is modest. For non-nuclear underwater missions batteries have been the traditional approach for manned and unmanned power generation.
In both cases batteries have limitations. In space applications, where solar recharge is not possible, such as during a 320-hour lunar night, battery mass penalties are prohibitive. Similarly, when underwater missions are required to extend to weeks or months, batteries are limited by mass-related buoyancy issues.

NASA has selected regenerative fuel cell architectures as a preferred approach for lunar power generation and Infinity is currently under contract to develop fuel cells for this effort. Fuel cells are also promising for use in powering space vehicles, especially systems that utilize hydrogen-oxygen propulsion. In such applications, the fuel cell can simply utilize reactant boil-off with no mass penalty for fuel or oxidizer. Also, when manned systems are powered using fuel cells the water waste product becomes a vital life support resource.

Direct Electrolyzer Competition and Infinity's competitive position: While hydrogen for industrial use has been a steadily growing market hydrogen for energy use is rapidly becoming competitive with batteries and other alternatives stimulating massive growth in the sector. In this hydrogen energy sector our focus is on using electrolyzers to generate hydrogen as an energy carrier making intermittent renewables dispatchable and supplying carbon-free green hydrogen for mobility solutions.

The company is knowledgeable regarding the scope of the competition and the industry. Our founder was also a co-founder of Proton Energy Systems, an early mover in the electrolyzer industry. Proton was acquired by NEL in 2017 and Proton's products now comprise a significant portion of NEL's revenue.

Existing competitors are numerous including Plug Power, NEL ASA, Cummins, Teledyne, and ITM, among others. Infinity has been funded by the military and NASA and other federal agencies to develop high-pressure electrolyzers and modular regenerative fuel cell systems. The resulting, patented, high-pressure systems can directly deliver high pressure hydrogen without a mechanical compressor. Our high-performance diffusion bonded structures allow high current density operation reducing the total cost of ownership.

Our modular designs allow for flexible integration and ease of maintenance, reducing installation and servicing costs.

Employees
As of the date of this Annual Report, the Company has 17 full-time employees, all work out of our headquarters at 431A Hayden Station Road, Windsor, CT 06095.

Intellectual Property

The Company is dependent on the following intellectual property:

Infinity Fuel Cell and Hydrogen, Inc., has been granted and holds 4 US Patents and numerous foreign patents and has 2 US patents pending. Infinity now holds two registered trademarks.

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 431 A Hayden Station Road, Windsor, CT 06095

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William Smith: Chief Executive Officer and Sole Director

All positions and offices held with the Company and date such position(s) was held with start and ending dates
William Smith is founder, President and CEO of Infinity Fuel Cell and Hydrogen, Inc. He has held this position since the founding of the company in 2002 until present.

Educational background and qualifications
Mr. Smith was also a co-founder of Proton Energy Systems, acquired by hydrogen company NEL in 2017. He served as Proton's Vice President of Business Development from company inception in 1996 until 2002 and was part of its management team taking Proton through a successful IPO on the NASDAQ as PRTN in the year 2000. Before co-founding Proton, Mr. Smith led various business development activities for advanced Proton Exchange Membrane products at the Hamilton Standard Division of United Technologies Corporation (now Collins Division of Raytheon Technologies). These included products for commercial, military and NASA applications. He holds 12 patents in the field. Prior to that Mr. Smith worked as an optical engineer in the Optical Operations Directorate at Perkin Elmer in Norwalk CT.

Mr. Smith received his undergraduate degree in Physics from the University of Connecticut, and his MBA from the University of Massachusetts in Amherst.

Officers of the Company

All positions and offices held with the Company and date such position(s) was held with start and ending dates

In addition to Mr. Smith, Mr. Davis is also an officer of the company serving currently as the company's CFO.

Name

William Davis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

William is the Chief Financial Officer of Infinity Fuel Cell and Hydrogen, Inc. serving in this role since June 2022.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Previously, Mr. Davis fulfilled the role of Controller from March 2014 until June 2022. As CFO, he is responsible for all accounting functions and processes. In addition, he is responsible for all banking activities, communicating and working with the Company's outside auditors and communicating to the leadership team monthly financial results. William has been an accountant for over 40 years working in many different industries. He has diversified experience in general accounting, financial reporting, budgeting, auditing and project management. Also, he has strong PC/Computer Application Skills utilizing many different software applications.

Education

William earned his Bachelor of Science in Marketing from Husson University, a Master of Business Administration in Accounting from Bryant University and a Master of Science in Management Information Systems/Communication Technology from Rensselaer at Hartford.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 17 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	345,750
Voting Rights	One (1) vote per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).
Other Material Terms or information.	The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and preference of the holders of Class B Common Stock and the Preferred Stock.

Type of security	Class B Common Stock
Amount outstanding	4,500,000
Voting Rights	Ten (10) votes per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).
Other Material Terms or information.	Please refer to Exhibit F of the Company's Offering memorandum for the Articles of Incorporation.

Type of security	Class C Common Stock
Amount outstanding	18,635
Voting Rights	Zero (0) votes per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).
Other Material Terms or information.	Please refer to Exhibit F of the Company's Offering memorandum for the Articles of Incorporation.

Type of security	Class D Preferred Stock
Amount outstanding	0
Voting Rights	NA
Anti-Dilution Rights	TBD
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).
Other Material Terms or information.	NA

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	18,635	$149,080	October 6, 2023	Regulation CF

Ownership of the Company

A beneficial ownership of assets at or above the above volume is presently held jointly by William F. Smith and Mary Jane Sobinski Smith. Such beneficial ownership rights are recognized due to the joint ownership of four and one-half million (4.5 million) shares of Infinity's Class B Common stock. Such holdings constitute 93 percent of Infinity's Owned Shares Issued and Outstanding and 66 percent of Infinity's Fully Diluted valuation of All Shares Issued and Outstanding.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
William F. Smith and Mary Jane Sobinski-Smith	92.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2022)

Total Income	Taxable Income	Total Tax
$3,183,760	$83,790	$17,596

Ownership and Capital Structure; Rights of the Securities

Ownership
The following summary sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing. A beneficial ownership of assets at or above the above volume is presently held jointly by

William F. Smith and Mary Jane Sobinski-Smith. Such beneficial ownership rights are recognized due to the joint ownership of four and one-half million (4.5 million) shares of Infinity's Class B Common stock. Such holdings constitute 93 percent of Infinity's Owned Shares Issued and Outstanding and 66 percent of Infinity's Fully Diluted valuation of All Shares Issued and Outstanding.

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Class C Common Stock, and Class D Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 624,999 of Class C Common Stock. The investment will be made through Infinity Fuel Cell and Hydrogen CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

Crowdfunding SPV

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the Notes. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Notes (and the shares into which they convert) as if they had invested directly with the Company.

Class A Common Stock

The amount of the Class A Common Stock security authorized is 14,000,000 with a total of 345,750 issued and outstanding.

> ***Voting Rights:***

One (1) vote per share

> ***Material Rights***:

The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and preference of the holders of Class B Common Stock and the Preferred Stock.

Class A Stock Options:

The total amount outstanding Class A Common Stock Options includes 1,862,500 shares issued.

Class B Common Stock

The amount of security authorized is 16,000,000 with a total of 4,500,000 outstanding.

> ***Voting Rights:***

Ten (10) votes per share

> ***Material Rights:***

Please refer to Exhibit F of the Company's Offering memorandum for the Articles of Incorporation.

Class B Common Stock Options:

The total amount outstanding Class B Common Stock Options includes 25,000 shares issued.

Class C Common Stock

The amount of security authorized is 5,000,000 with a total of 18,635 outstanding.

>*Voting Rights:*

Zero (0) votes per share

>*Material Rights:*

Please refer to Exhibit F of the Company's Offering memorandum for the Articles of Incorporation.

Class D Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

>*Voting Rights:*

TBD No shares issued to date.

>*Material Rights:*

TBD No shares issued to date.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2023 Technical and Product Results

Infinity is in a transition phase as we build from R&D and prototypes to early limited production. In support of that 2023 represented an investment year as we matured designs, processes and capabilities but we achieved major accomplishments in several areas.

Some of these accomplishments include:
- Progress on Infinity's NASA lunar Regenerative Fuel Cell contract to be delivered to NASA in 2024
- Achieved initial operational targets for funded space life support efforts including our zero-g compatible water electrolyzer-oxygen generator, Sabatier reactor and stand-alone zero-g compatible phase separator test articles
- Continued maturation of production processes including the start of vertical integration of key processes
- Completed of a series of fuel cell test stands capable of 24/7 operation to support production
- Development and initial successful full power test of our 7 kW class zero gravity compatible air independent fuel cell stack
- Development of an Alpha-unit Uncrewed Underwater Vehicle system for a commercial subsea customer
- 2nd successful flight of our NASA Space Technology Mission Development funded Tipping Point fuel cell flight test program aboard new Blue Origin's New Shephard NS-24 flight
- Development and enhancement of production-level quality test systems
- Successfully passed audit of our AS9100 quality system by 3rd party auditors

Financial Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing in the accompanying Annual Financial Report. Some of the information contained in this discussion and analysis with respect to our plans and strategy for our business involve risks and uncertainties. As a result of many factors, including those factors set forth in the Risk Factors section, our actual results could differ materially from the results described in or implied from the following discussion and analysis. This MD&A generally discusses 2023 and 2022 items and year-over-year comparisons between 2023 and 2022. As used in this MD&A, unless the context indicates otherwise, the financial information and data relating to the years-ended December 31, 2023 and 2022 are those of Infinity Fuel Cell and Hydrogen, Inc.

Critical Accounting Policies and Estimates

Management is responsible for the preparation and fair presentation of the financial statements in
accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Infinity Fuel Cell & Hydrogen, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles as applied in the United States ("U.S. GAAP"). The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. Our discussion and analysis of our financial results under the following Results of Operations are based on management's interpretation of the results of operations, which we have prepared in accordance with U.S. GAAP. In preparing these financial statements, we make assumptions, judgments and estimates that can affect the reported amounts of assets, liabilities, revenues and expenses, and net income. On an ongoing basis, we base our estimates on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are representative of estimation uncertainty and are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the following critical accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating the financial condition and results of operations.

The accounting policies that most frequently require us to make assumptions, judgments and estimates, and therefore are critical to understanding our results of operations, include:

Revenue Recognition

The Company follows Accounting Standards Codification ("ASC") Topic 606: Revenue from Contracts with Customers ("Topic 606"). Under Topic 606, the amount of revenue recognized for any goods or services reflects the consideration that the Company expects to be entitled to receive in exchange for those goods and services. To achieve this core principle, the Company applies the following five-step approach: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.

Lease Recognition

ASU No. 2016-02, Leases (Topic 842) - The amendments in this update require lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. The guidance was effective for the Company on January 1, 2022. The adoption requires either a modified retrospective transition where the lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented, or a cumulative effect adjustment as of the date of adoption. The Company adopted this new guidance on January 1, 2022 and as a result, the Company recorded right of use operating lease assets and liabilities of $204,042 through a cumulative effect adjustment as of that date. In July 2018, the FASB issued ASU No. 2018-11, which provided a practical expedient package for lessees. The Company elected to use the expedient package and did not reassess whether any existing contracts contain leases; did not reassess the lease classification for existing leases; and did not reassess initial direct costs for any existing leases. As a result, all leases are considered operating leases.

Deferred Revenue

Advance payments may also be received based on the contract terms. A liability is recorded for advance payments in excess of revenue recognized as deferred revenue.

Equity Based Compensation

The Company measures and recognizes the cost of services received in exchange for awards of equity instruments based on the grant-date fair value in accordance with the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 718,

Compensation – Stock Compensation. The Company uses the Black-Scholes valuation model to determine grant-date fair value for stock options and recognizes straight line amortization of share-based compensation expense over the requisite service period of the respective awards and accounts for stock option forfeitures as they occur.

Income Taxes

The Company accounts for income taxes in accordance with the Accounting for Income Taxes
("ASC 740") topic of the FASB Accounting Standards Codification. ASC 740 requires that deferred tax liability or assets be recognized for the estimated future tax effects attributable to temporary differences between the Company's tax return and financial statements. ASC 740 provides for recognition of a deferred tax asset for all future deductible temporary differences that, more likely than not, will provide the Company a future benefit.

Results of Operations

The transfer of control of our product to our customer is based on its delivery milestone and has a significant impact on the timing of the recognition of our product revenue. Many factors can cause a lag between the time that a customer signs a contract and our recognition of product revenue.

Total Revenue

Total revenue for fiscal year 2023 was $6,940,614, a decrease of 23% compared to the year ended December 31, 2022 revenue of $8,956,132. Revenue in 2023 included work on prime contracts with NASA Glenn Research Center, NASA Langley Research Center, the Office of Naval Research, and commercial space and underwater companies. The majority of the decrease was from the commercial space contracts. Of these contracts, the NASA Langley contract is a cooperative agreement that requires a provision for cost sharing. No other contract has a similar provision.

Subsequent Revenue Related Events
In January 2024 Infinity entered into a contract with a commercial subsea vehicle supplier to provide advanced power systems for their latest generation Uncrewed Underwater Vehicle, UUV systems with potential for follow on production. In February 2024 Infinity delivered an advanced fuel cell powerplant stack to a commercial space customer. Combined these items total approximately $2.2 million in value.

Cost of Revenue

Total cost of revenue in the year ended December 31, 2023 was $6,482,085, an increase of $438,841, or 7.3% from costs of $6,043,244 in the year ended December 31, 2022. This increase was largely due to performance costs (labor and material) on the commercial aerospace contracts.

Gross Profit

Gross profit in the year ended December 31, 2023 decreased by $2,454,358 over the year ended December 31, 2022 gross profit. Gross profit as a percentage of revenues decreased from 32.5% in 2022 to 6.6% in 2023. This was caused by a decrease in revenues related to the commercial aerospace contracts.

Operating Expenses

Total operating expenses in the year ended December 31, 2023 increased $551,063 from the year ended December 31, 2022. The Company's expenses consist of compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Major increases in expenses are related to increases in compensation and benefits for employees, the expansion of facilities, compliance with NIST 800-171 cybersecurity requirements, additional computer aided design workstation licenses and hardware and initiation of AS9100 quality compliance.

Liquidity and Capital Resources

The combination of our existing cash and cash equivalents is expected to be sufficient to meet our anticipated cash flow needs for at least the next 6 months. If these sources of cash are insufficient to satisfy our near-term or future cash needs, we may require additional capital from equity or debt financings to fund our operations, in particular, our capacity for product development and market expansion requirements, to timely respond to competitive market pressures, strategic opportunities or otherwise. We may, from time to time, engage in a variety of financing transactions for such purposes. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity or equity-linked securities, our existing stockholders could suffer dilution in their percentage ownership of us, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock.

Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other business initiatives, the rate of growth in the volume of system builds, the need for additional manufacturing space, the expansion of sales and marketing activities both in domestic and international markets, market acceptance of our products, our ability to secure financing and overall economic conditions. In order to support and achieve our future growth plans, we may need or seek advantageously to obtain additional funding through an equity or debt financing. Failure to obtain this financing or financing in future quarters may affect our results of operations, including our revenues and cash flows.

As of April 18, 2024, the Company has capital resources available of $282,622 cash on hand.

Indebtedness

Since Infinity began business in 2005 it has been self-funded relying on contracts with various customers (Federal Government, Commercial Aerospace and Commercial Underwater companies).

With this offering, Infinity has not incurred any indebtedness.

Profitability

Infinity is transitioning our products and the overall company from an R&D focus to a product focus. In doing so we are upgrading our designs and processes to support early stage manufacturing for our target markets. To be profitable in these markets we must deliver high quality, reliable products at prices the market will bear with costs that can deliver profit when fully productionized. This requires the proper designs, facilities, processes, supply chain and other related efforts. The following describes our progress in these areas.

Facilities:

Our business requires clean, safe, facilities capable of operating multiple hydrogen-oxygen test systems 24/7, to conduct acceptance and design confirmation testing. In 2023 we completed upgrades to our facility that included the following to enable this:

- Installation of facility-wide coolant capability to cool test articles and electrical loads
- Installation of a facility-wide hydrogen-oxygen supply to provide ultra-high purity gasses for testing multiple units simultaneously
- Facility safety modifications to safely vent and secure the facility in case of a hydrogen leak.
- Completion of a "clean room" workspace for manufacturing and assembly of fuel cell and electrolyzer stacks and components.

Quality

We continue to improve our AS9100 certified quality system with regular management oversight and yearly surveillance audits. This focus on quality across the business is designed to maximize process yields and minimize waste and vendor non conformances and to provide management with clear accurate information for planning and evaluation.

Design and Manufacturing

In 2023 we worked to standardize stack and cell designs across different products to enable ordering and processing of larger quantities of common parts. This provides lower costs due to economy of scale, also the commonality of lessons learned provides company-wide benefits.

Vertical integration

Where practical we have begun vertical integration of select key processes and will continue to do so. This should lower cost of parts but importantly reduces reliance on near-sole source supply chain partners. Complementing this, where vertical integration is not indicated, we are increasing our supply chain options to broaden our base of qualified vendors

Continued Response to Government Needs

Infinity is a proven U.S. government supplier. Support by various government agencies has been key to Infinity's development and will be critical going forward. Infinity has an accounting system approved by the Defense Contract Audit Agency, DCAA and a property system approved by the Defense Contract Management Agency. Our management team understands how to successfully win and execute demanding government contracts. We plan to continue these efforts

Illustrative of this direction is continuation of funding for certain underwater testing of Infinity's fuel cell systems, both within the US Navy and at a major government funded research and development institution. These efforts represent continuation of a long duration research endeavor which has been implemented in stages with each stage building upon the findings of previous efforts.

Liquidity and Capital Resources

On October 6, 2023, the Company conducted an offering pursuant to Regulation CF and raised $149,080.00 through December 31, 2023.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
The overall trends in our target markets are positive. Hydrogen is becoming recognized globally for its ability to help in decarbonization. Hydrogen fuel cells are becoming accepted as preferred energy conversion devices for many applications where large amounts of energy are required to be provided for extended periods of time. Our near term target markets for air independent fuel cells are strong. And as our technologies continue to meet stringent environmental challenges, such as in flight and underwater, we are developing barriers to entry for potential competition.

Summary

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's shares by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investors may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

<center>SIGNATURES</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. **The issuer also certifies that the attached financial statements are true and complete in all material respects.**

INFINITY FUEL CELL AND
HYDROGEN, INC.

_____

William Smith,
President, CEO and Sole Director
Date: April 26, 2024

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

INFINITY FUEL CELL AND
HYDROGEN CF SPV, LLC.

_____

William Smith,
President and CEO of the Manager
Date: April 26, 2024

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. **The issuer also certifies that the attached financial statements are true and complete in all material respects.**

INFINITY FUEL CELL AND
HYDROGEN, INC.

_____

William Davis,
Chief Financial Officer
Date: April 26, 2024

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

INFINITY FUEL CELL AND
HYDROGEN, INC.

_____

William Davis
Chief Financial Officer
of the Manager
Date: April 26, 2024

Exhibit A
Financial Statements of the Company

Exhibit A
Financial Statements of the Company

INFINITY FUEL CELL AND HYDROGEN, INC.
STATEMENTS OF OPERATIONS

	Years Ended	
	December 31 2023 Unaudited	December 31 2022 Audited
Contract revenues	6,940,614	8,956,131
Cost of contract revenues	(6,482,085)	(6,043,244)
Gross Profit	458,529	2,912,887
Operating expenses		
General and administrative	2,078,236	1,755,978
Research and development	516,629	287,824
Total operating expenses	2,594,865	2,043,802
Operating income	(2,136,336)	869,085
Other Income/(expense)		
Unrealized gain on investments.	32,268	7,464
Interest income	33,939	4,675
Other income	84,423	5,816
Other expense	4,324	(159,590)
Total other income/(expense)	154,954	(141,635)
Income before provision for income taxes	(1,981,381)	727,450
Provision for income taxes	-	(123,269)
Net Income(Loss)	(1,981,381)	604,181
Basic and diluted per common share	(0.41)	0.12
Weighted-average number of basic and diluted shares outs	4,864,385	4,845,750

Infinity Fuel Cell & Hydrogen, Inc.
Balance Sheets

	December 31 2023 Unaudited	December 31 2022 Audited
Assets		
Current Assets:		
Cash	$ 210,580	$ 4,464,049
Investments	-	4,010,093
Accounts receivable	8,233	2,136
Unbilled accounts receivable	30,908	65,582
Other assets	(16,769)	247,386
Total current assets	232,951	8,789,246
Property and equipment, net	1,200,239	728,195
Intangible assets, net	127,026	135,927
Right of Use - Leases	141,939	245,171
Total assets	$ 1,702,155	$ 9,898,539
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 807,176	$ 1,307,168
Accrued liabilities	138,756	201,529
Deferred revenue	577,596	7,224,120
Right-of-use operating lease liabilities, current portion	112,083	102,477
Deferred income taxes	127,306	127,306
Line of credit	1,096,746	-
Total current liabilities	2,859,662	8,962,600
Right-of-use operating lease liabilities, net of current portion	35,001	147,083
	35,001	147,083
Total liabilities	2,894,663	9,109,683
Stockholders' equity:		
Class A Common Stock, $.001 par value; 14,000,000 shares authorized, 345,750 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	758	758
Class B Common Stock, $.001 par value; 16,000,000 shares authorized, 4,500,000,shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	4,500	4,500
Class C Common Stock, $.001 par value; 5,000,000 shares authorized, 18,635 and 0 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	19	-
Additional paid in capital	166,435	166,435
Retained earnings	(1,364,220)	617,163
Total stockholders' equity	(1,192,508)	788,856
Total liabilities and stockholders' equity	$ 1,702,155	$ 9,898,539

*These Class C Shares are sole holding of the Infinity Fuel Cell and Hydrogen CF SPV, LLC formed for offering

Infinity Fuel Cell & Hydrogen, Inc.
Statements of Cash Flows

	Years Ended	
	2023 Unaudited	2022 Audited
Cash flows from operating activities:		
Net income	$ (1,981,381)	$ 604,181
Adjustments to reconcile net income to		
change in cash from operating activities:		
Depreciation	296,018	117,338
Amortization	13,559	13,214
Deferred income taxes	-	102,494
Unrealized gain on investments	7,464	(7,464)
Amortization of right of use operating lease assets	103,232	82,616
Stock based compensation expense	-	136,768
Changes in assets and liabilities:		
Accounts receivable	(8,233)	24,276
Unbilled accounts receivable	34,675	423,452
Income tax receivable	-	-
Other assets	315,592	(197,788)
Accounts payable	(499,992)	1,153,930
Accrued liabilities	(106,729)	(145,079)
Deferred revenue	(6,646,524)	6,869,018
Right-of-use operating lease liabilities	(102,477)	(78,227)
Change in cash from operating activities	(8,574,796)	9,098,729
Cash flows from investing activities:		
Purchase of investments	3,997,303	(4,002,629)
Payments for intangible assets	(4,659)	(12,840)
Payments for property and equipment	(768,063)	(750,419)
Change in cash from investing activities	3,224,581	(4,765,888)
Cash flows from financing activities:		
Proceeds from common stock issuance	-	19,750
Proceeds from/(repayments) of line of credit	1,096,746	(96,040)
Change in cash from financing activities	1,096,746	(76,290)
Net change in cash	(4,253,469)	4,256,551
Cash at beginning of year	4,464,049	207,498
Cash at end of year	$ 210,580	$ 4,464,049
Supplemental disclosure of cash flow information		
Cash paid for:		
Interest	$ 18,629	$ 2,350
Income taxes	$ -	$ 13,033

INFINITY FUEL CELL AND HYDROGEN, INC.
Statements of Stockholders' Equity (Deficit)
For the years ended December 31, 2023 and 2022

	Common Stock, Class A			Common Stock, Class B			Common Stock, Class C			Additional Paid In Capital	Retained Earnings	Total
	Authorized	Issued	Amount	Authorized	Issued	Amount	Authorized	Issued	Amount			
Balance, January 1, 2022	7,000,000	312,500	$ 425	8,000,000	4,500,000	$ 4,500	-	-	$ -	$ 10,250	$ 12,982	$ 28,157
Additional Authorized												
Stock issuance	7,000,000	33,250	333	8,000,000			5,000,000			19,417		19,750
Stock option compensation										136,768		136,768
Net income											604,181	604,181
Balance, December 31, 2022	14,000,000	345,750	758	16,000,000	4,500,000	4,500	5,000,000	-	-	166,435	617,163	788,856
Additional Authorized												
Stock issuance								18,635	19			19
Stock option compensation										-		-
Net loss											(1,981,381)	(1,981,381)
Balance, December 31, 2023	14,000,000	345,750	$ 758	16,000,000	4,500,000	$ 4,500	5,000,000	18,635	$ 19	$ 166,435	$ (1,364,218)	$ (1,192,506)

Company Use of GAAP Financial Accounting Methods

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles as applied in the United States ("U.S. GAAP"). For a more detailed review of the methods used for the preparation of these statements please review the Management's Discussion and Analysis of Financial Condition and Results of Operations section of Infinity Fuel Cell and Hydrogen, Inc.'s located in the main text of this Annual Report. The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. Our discussion and analysis of our financial results under the following Results of Operations are based on management's interpretation of the results of operations, which we have prepared in accordance with U.S. GAAP. In preparing these financial statements, we make assumptions, judgments and estimates that can affect the reported amounts of assets, liabilities, revenues and expenses, and net income. On an ongoing basis, we base our estimates on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances.

Changes in the accounting estimates are representative of estimation uncertainty and are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the following critical accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating the financial condition and results of operations.

Chief Executive Officer's Endorsement of Information Provided

Via 22-23 Financial Statements (Above)

I, William F. Smith, President of Infinity Fuel Cell and Hydrogen, Inc. certify that: the financial statements of Infinity Fuel Cell and Hydrogen, Inc., included in this Form are true and complete in all material respects.

INFINITY FUEL CELL AND HYDROGEN, INC.



William Smith,
Chief Executive Officer
Infinity Fuel Cell and Hydrogen, Inc.
April 26, 2024



Financial Statements of Co-Issuer

INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Balance Sheet

September 14, 2023

(With Independent Auditors' Report Thereon)

Whittlesey
Forward Advising™

ASSURANCE | ADVISORY | TAX | TECHNOLOGY



Headquarters
280 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

Independent Auditors' Report

To the Member of
Infinity Fuel Cell and Hydrogen CF SPV, LLC

Opinion
We have audited the accompanying balance sheet of Infinity Fuel Cell and Hydrogen CF SPV, LLC (the "Company") as of September 14, 2023, and the related notes to the balance sheet.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of September 14, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Balance Sheet section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Balance Sheet
Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement, whether due to fraud or error.

In preparing the balance sheet, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the balance sheet is available to be issued.

Auditors' Responsibilities for the Audit of the Balance Sheet
Our objectives are to obtain reasonable assurance about whether the balance sheet as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgment made by a reasonable user based on the balance sheet.

1

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the balance sheet, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the balance sheet.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the balance sheet.

- Conclude whether, in our judgment, there are conditions or events considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Whittlesey PC

Hartford, Connecticut
September 28, 2023

INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Balance Sheet

September 14, 2023

ASSETS		
Cash	$	100
Total assets	$	100
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to related party	$	100
Member's equity		-
Total liabilities and member's equity	$	100

The accompanying notes are an integral part of the balance sheet.

INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Notes to the Balance Sheet

September 14, 2023

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business – Infinity Fuel Cell and Hydrogen CF SPV, LLC (the "Company"), a Delaware limited liability company, was formed on September 6, 2023. The operating agreement was entered into on September 14, 2023. The Company is registered as a crowdfunding vehicle under Rule 3a-9 of the Investment Company Act of 1940, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended. As of September 14, 2023, the Company is wholly owned by Infinity Fuel Cell and Hydrogen, Inc. (the "Manager" or the "Member" or the "Crowdfunding Issuer"), a Delaware corporation. The Company's fiscal year-end will be the same as the Crowdfunding Issuer of December 31st.

It is the intent of the Company to issue units of membership interests in the Company that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

Basis of Presentation – The accompanying balance sheet has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enacted date.

Subsequent Events – Management has evaluated the results of events subsequent to September 14, 2023 through September 28, 2023, the date the balance sheet was available to be issued, for recognition or disclosure. Management has concluded no subsequent events are to be recognized or disclosed.

NOTE 2 – RELATED PARTY

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall require the receipt of a written undertaking of the Crowdfunding Issuer, and either be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose shall be paid solely by the Crowdfunding Issuer and the Company shall not receive any other compensation from the Crowdfunding Issuer.

The Company has $100 due to the Member, reflected as a due to related party, on the balance sheet as of September 14, 2023.